SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Micrus Endovascular Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59518V102
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☒       Rule 13d-1(c)

☐          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59518V102		13G/A

1.	Names of Reporting Persons HBM BioVentures (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands, British West Indies
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,985,739
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,985,739
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,985,739
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 12.61% based on 15,750,713 shares of common stock outstanding on February 3, 2009
12.		Type of Reporting Person (see instructions) CO

Item 1(a).	Name of Issuer: Micrus Endovascular Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 821 Fox Lane San Jose, CA 95131
Item 2(a).	Name of Person Filing: HBM BioVentures (Cayman) Ltd.
Item 2(b).	Address of Principal Business Office or, if none, Residence: Centennial Towers, 3rd Floor 2454 West Bay Road Grand Cayman, Cayman Islands
Item 2(c).	Citizenship: Cayman Islands, British West Indies
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 59518V102
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.                                                 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)                              Amount Beneficially Owned: 1,985,739

(b)                              Percent of Class: 12.61%

(c)                               Number of shares as to which the person has:

(i)                                  Sole power to vote or to direct the vote: 1,985,739

(ii)                              Shared power to vote or to direct the vote: 0

(iii)                          Sole power to dispose or to direct the disposition of: 1,985,739

(iv)                          Shared power to dispose or to direct the disposition of: 0

Item 5.                         Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.                         Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                         Identification and Classification of Members of the Group

Not applicable.

Item 9.                         Notice of Dissolution of a Group

Not applicable.

Item 10.                 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2009

HBM BIOVENTURES (CAYMAN) LTD.

By:	/s/ John Arnold

John Arnold
Name

Chairman and Managing Director
Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:                             Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)